Exhibit 99.1

News Release

Hydro One enters into Settlement Discussions in support of its

2015/2016 Transmission Rate Application

Toronto, July 2, 2014 – Hydro One announced today that it has entered into settlement discussions in support of Hydro One Networks Inc.’s 2015 and 2016 transmission rate application filing which is expected to be submitted to the Ontario Energy Board this September.

Materials provided in support of these settlement discussions have been posted on Hydro One’s website at

http://www.hydroone.com/RegulatoryAffairs/Pages/TxRates.aspx.

Hydro One delivers electricity safely, reliably and responsibly to homes and businesses across the province of Ontario and owns and operates Ontario’s 29,000 km high-voltage transmission network that delivers electricity to large industrial customers and municipal utilities, and a 123,000 km low-voltage distribution system that serves about 1.3 million end-use customers and smaller municipal utilities in the province. Hydro One is wholly owned by the Province of Ontario.

For more information, contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com.

FORWARD-LOOKING STATEMENTS AND INFORMATION

Our oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and include beliefs and assumptions made by the management of our company. Such statements include, but are not limited to: expectations regarding developments in the statutory and operating framework for electricity distribution and transmission in Ontario including changes to codes, licenses, rates, rate orders, cost recovery, rates of return, rate structures and revenue requirements in both our transmission and distribution businesses and the timing of decisions from the OEB; expectations regarding our financing activities; statements regarding future capital expenditures and our investment plans; expectations regarding the results of our projects; statements regarding future pension contributions; and the estimated impact of changes in the forecast long-term Government of Canada bond yield (used in determining our regulated rate of return) on our net income.

Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. We do not intend, and we disclaim any obligation to update any forward-looking statements, except as required by law. These forward-looking statements are based on a variety of factors and assumptions including, but not limited to the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding rate and other applications; no unforeseen changes in rate orders or rate structures for our distribution and transmission businesses; a stable regulatory environment; continued use of U.S. GAAP; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to us, including information obtained from third party industry analysts. Actual results may differ materially from those predicted by such forward-looking statements.